BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

July 10, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C.  20549

Attn:	Mr. Michael F. Johnson, Staff Attorney

	Re:	Ministry Partners Investment Company, LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed May 4, 2012
File No. 333-175144
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed May 8, 2012
File No. 333-163970
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 15, 2012
File No. 333-04028-LA

Ladies and Gentlemen:

Accompanying this letter is the Company’s Form S-1/A3 filing on EDGAR, which constitutes the Company’s Pre-Effective Amendment No. 3 to the subject Registration Statement. That Form S-1/A3 and the Prospectus contained therein are respectively referred to as the “S-1” and the “prospectus” in the Company’s responses set forth below.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.
Please limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K, and move the sections titled “Suitability Standards” and “Restriction Imposed by the USA PATRIOT Act and Related Acts” to another section of your prospectus.

Response: The cover page to the prospectus now consists of a single page as required by Item 501(b) of Regulation S-K and the sections entitled “Suitability Standards” and “Restrictions Imposed by the USA PATRIOT Act and Related Acts” have been moved.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

Risk Factors, page 12

General

2.
Please revise your risk factors and your financial statements to address the potential liability to which you may be subject as a result of offering securities pursuant to prior registration statement File No. 333-163970. Alternatively, provide us with your analysis supporting your conclusion that you do not need to disclose in the risk factors section and in your financial statements the potential liability, and the possible contingent liability, to purchasers of your securities during the relevant periods.

Response: The Company has added the following disclosure under “RISK FACTORS– Risks Related to Our Company and Our Business” at page 20 of the prospectus.

“WE MAY FACE POTENTIAL CLAIMS FROM CERTAIN HOLDERS OF OUR CLASS A NOTES. On May 5, 2011, we filed with the SEC a supplemental prospectus to our Registration Statement pursuant to Rule 424(b)(3). Should that filing be found deficient under federal securities law in a judicial proceeding, certain purchasers of our Class A Notes after May 1, 2011 may have the right to rescind the purchase of their Note and/or have the right to certain damages. Our management has concluded that its potential liability for damages as a result of the foregoing does not materially compromise its ability to timely pay the Class A Notes in accordance with their terms or its continuing business operations.”

The Company and its independent auditors have concluded that no adjustments are currently required to the Company’s 12-31-2011 financial statements or to its unaudited financial statements for the three months ended 3-31-2012 at this time by reason of this contingency.

The Company and the auditors reached this decision based on their examination and consideration of a number of factors, including the financial scope and probable timing for the risk exposure, the Company’s prospective financial capabilities and adjustments to its liquidity strategies over the pertinent time period, the anticipated payment requirements of the Company’s debt securities anticipated to be outstanding over the pertinent period, and the identities and investment profiles of the holders of the subject Notes. Also examined and considered were the Company’s legal position, possible courses, costs and timing of legal challenge and possible prophylactic legal strategies, such as a statutory rescission offer.

Also, the Company has engaged an additional, independent legal counsel who is experienced in practice before the SEC for consultation in connection with these issues. Please see the Company's response to comment No. 13 below.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strengthen the Quality of our Loan Portfolio, page 75

3.
Please revise to fully and clearly disclose all the relevant facts and circumstances related to the sale of impaired loans to ECCU. Your disclosure should include, but not be limited to, the following information:

•	The fact that ECCU is a related party.
•	The recorded investment in, the specific reserves allocated to, and the estimated fair value of the loans sold as well as the fact that the loans were impaired and were on non-accrual status.
•
The estimated fair value of any other assets transferred or rights released in the transaction. Specifically discuss the nature of the claims related to loans you previously acquired from ECCU that you released in the transaction and discuss the reasons you released them.

•
A description of and the estimated fair value of the assets and rights received in the transaction. These items appear to include $4.5 million in cash, a 1% interest in another loan and a second deed of trust in a third loan.

•	A discussion of why it appears that ECCU paid above market value for the items considering that you disclose that the loans were sold at par and that the loans were impaired.
•
The gain or loss related to the transaction, including the impact from the release of the specific reserves allocated to the loans, and any other impact on your financial results, credit quality trends, or liquidity.

In the other sections of your document in which you discuss the transaction, please refer the reader to this section which contains all the relevant details of the transaction.

Response:  The prospectus now discloses the details of the sale of these impaired loans to ECCU on page 83 under “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Financial Conditions – Strengthen the Quality of our Loan Portfolio” and on page 105 under “Certain Relationships and Related Transactions, and Director Independence”. Where appropriate, the two sections contain cross-references to each other.

4.
Please provide us with your accounting analysis related to the sale of two impaired loans to ECCU. Please include all relevant facts and circumstances and the specific guidance that supports your accounting determinations. Specifically tell us:

—	How you measured any gain or loss on the transaction.
—	How you recognized and measured fair value on the assets and rights received.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

—	How you considered the fact that the property securing one of the loans received is appraised at $1.455 million in your recognition determination and your fair value measurement.
—	How you considered the specific reserves allocated to the loans sold in your analysis.

Response: The following outlines the details of the Company’s sale of the impaired loan to ECCU from an accounting perspective:

—	The Company received $4,500,000 in cash.

—	$1,377,168.21 was applied to completely relieve the outstanding principal balance of the Steve Ams loan.

—
$16,493.00 was applied to reimbursement for fees related to the Steve Ams loan (including legal fees, title fees, and appraisal fees) that had not been reimbursed to us by the ministry and had not been added to the loan balance.

—	$2,929,708.83 was applied to completely relieve the outstanding principal balance of the Ammishaddai loan.

—
$110,697.35 was a reimbursement for fees related to the Ammishaddai loan (including legal fees, foreclosure fees, insurance, and taxes) that had not been reimbursed to us by the ministry and had not been added to the loan balance.

—
$65,932.61 was applied to payment for a small portion of the accrued interest on the Ammishaddai loan; this accrued interest had previously been reversed by the Company when the loan went on non-accrual status.

—	In addition, the Company made the following entries related to these impaired loans:

o
$27,081.93 of accrued interest had been added onto the Steve Ams loan when it was restructured, and had been recorded as a discount to be amortized into interest income over the life of the loan once it began paying according to terms. The Company immediately recognized this amount as interest income.

o	$51,238.60 of interest payments made by Steve Ams had been recorded against principal for financial statement purposes. The Company immediately recognized this amount as interest income.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

o	$79,392.94 of interest payments made by Ammishaddai had been recorded against principal for financial statement purposes. The Company immediately recognized this amount as interest income.

o
The Company had previously determined, based on the collateral value of the Steve Ams property, that a specific reserve allowance of $174,838 was required. As the entire principal balance of the loan was paid for in this transaction, the Company reversed the entire amount of this specific reserve allocation against the Company’s provision for loan loss expense.

o
The Company had previously determined, based on the collateral value of Ammishaddai, that a specific reserve allowance of $739,471 was required. As the entire principal balance of the loan was paid for in this transaction, the Company reversed the entire amount of this specific reserve allocation against the Company’s provision for loan loss expense.

●
The Company also received the remaining $25,189.81 interest in a loan to Faith Builders in which it already participated. As the Company did not exchange any cash for this interest and it received nothing else of value in exchange for this asset, the Company recorded a discount for the full amount of the receivable to offset it completely.

●
The Company also received a $500,000.00 interest in a loan with Faith Builders, which represented the whole receivable that was collateralized by a second trust deed to the property that collateralized the loan the Company already owned. As the Company did not exchange any cash for this interest and it received nothing else of value in exchange for this asset, the Company recorded a discount for the full amount of the receivable to offset it completely.

●
Based on the estimated collateral value of the Faith Builders property less costs to sell (which was $1,455,000 less 10% selling costs for a total value of $1,309,500), the Company increased its specific reserve on the two Faith Builders loans from $250,000 to $1,184,292.

Non-performing Loans, page 78

5.
Please tell us in detail and revise your disclosure to explain how you determined that an impaired loan is collateral dependent considering your disclosure that churches depend largely on revenues from church member contributions to pay off their loans.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

Response: The Company has examined all of its impaired loans to determine which ones are collateral dependent. The Company discloses in the S-1 under the section titled “Our Loan Investment Portfolio,” aside from one unsecured loan in its portfolio, all of the Company’s loans are secured by mortgages which consist of church properties or other property owned by the borrowing ministry.

The main characteristic the Company uses to determine whether a loan is impaired is whether the loan is delinquent on its scheduled payments. A delinquency in payments can arise for a number of reasons, but the most common is that the borrowing church’s revenues from its member contributions have decreased. When this occurs, and the Company determines that the loan is indeed impaired, the Company then, as described in the S-1, analyzes the circumstances of the borrower to determine if there is a significant possibility “that the repayment of principal and interest is expected to come solely from the sale or operation of the underlying collateral.” The Company believes that this statement accurately and adequately addresses how it determines whether an impaired loan is collateral dependent. The Company does not believe that there is any conflict between its statements regarding its determination of whether a loan is collateral dependent and its statements regarding the main source of repayment from the borrower.

Allowance for Loan Losses, page 80

6.	We note your response to comment 8 in your May 4, 2012 letter. Please revise your disclosure to clarify how you consider accrued unpaid interest in your measurement of credit losses on impaired loans.

Response:  The Company added the following disclosure in the first paragraph under Non-Performing Assets at page 89 of the S-1:

“Once a loan is put on non-accrual status, the balance of any accrued interest is immediately reversed.  Loans past due 90 days or more will not return to accrual status until they become current.”

Therefore, once accrued interest on impaired loans is reversed, it is no longer considered in the measurement of credit losses on these loans.

Debt Covenants, page 93

7.
To the extent you are reasonably likely to be in breach of your debt covenants, please revise to disclose material information about that breach and analyze the impact on the company if material. Your analysis should include:

—	the steps you are taking to avoid the breach;
—	the steps you intend to take to cure, obtain a waiver of or otherwise address the breach;

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

—	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and
—	alternate sources of funding to pay off resulting obligations or replacement funding.

Also disclose the impact, if material, of debt covenants on your ability to undertake additional debt or equity financing. Refer to SEC Interpretive Release No. 33-8350.

Response: The Company has examined the debt covenants contained in each of its loan agreements, which at present are the Class A Trust Indenture, the Alpha Class Trust Indenture, the Wescorp Credit Facility Extension Loan and Security Agreement, and the MU Credit Facility Loan and Security Agreement. Non-financial covenants included in these agreements include limitations on restricted payments, restrictions on mergers and consolidations, reporting requirements, proper maintenance of books and records, legal compliance, and proper maintenance of collateral. The Company has procedures and controls in place to ensure compliance with these non-financial covenants.

These agreements include several financial based debt covenants. One restricts our outstanding balance of Class A Notes and Alpha Class Notes to $100 million. As of March 31, 2012, the outstanding balance of the Company’s Class A Notes and Alpha Class Notes was $47.8 million and $3.9 million, respectively, which is significantly below the $100 million ceiling for breaching this covenant, even after taking into account the contingent liabilities discussed in Items 12, 13 and 14 below.

Another financial covenant requires the Company to maintain fixed charge coverage ratio of 1.2 to 1; however, the Company is subject to this covenant only if it incurs debt other than a Class A Note, and not issued “in the ordinary course of business for the funding of mortgage loan investments.” The Company does not intend to, or foresee that it will, incur debt which is not issued in the ordinary course of business in such an amount as to cause it to breach this covenant.

The last financial covenant requires the Company to maintain a tangible net worth above $4 million. Since as of March 31, 2012 the Company’s tangible net worth is $9.5 million, the Company believes it is not reasonably likely to be in breach of this covenant, and as such the Company is not taking any steps to avoid the breach.

Both the Company’s current financial condition and its projections of future financial performance indicate that the Company will enjoy significant margins of comfort before a breach of any of its financial covenants could potentially occur. Since the Company is not “reasonably likely” to be in breach of any of its debt agreement financial covenants, it has not analyzed in any significant detail the impact any such breach would have on the Company and has no immediate reason to produce contingency plans for any such breach.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

Financial Statements, page F-1

8.	Please update the financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The prospectus now contains the Company’s unaudited financial statements for the three months ended March 31, 2012 and has been updated elsewhere as appropriate to reflect the results reported therein.

Non-Performing Loans, page F-20

9.
Please explain to us in detail why you disclose different amounts of recorded investment in and unpaid principal balance for certain classes of financing receivables in your impaired loans table considering the definition of the recorded investment in a receivable in the FASB Codification Master Glossary and your disclosure that you had only one charge-off related to a foreclosed loan.

Response: The reason for the discrepancy between unpaid principal balance and recorded investment in financing receivables is due to discounts related to the loans that are included in the Non-performing Loans table. These discounts arise in two ways. One way they can arise is when the Company acquires an investment in a loan at a price lower than the outstanding principal balance on the loan. In this case, the Company records a discount for the difference between the purchase price and the unpaid principal balance of the loan. On the Company’s performing loans, the discount is amortized into interest income using the interest method. On the Company’s impaired loans, the discount is not amortized until the loan is no longer impaired.

Discounts can also arise when the Company adds accrued interest to a loan balance in a troubled debt restructuring. As discussed in Item 6 above, in the case of a troubled debt restructuring where the Company adds accrued interest to the loan balance, the entire amount of the accrued interest is also recorded as a discount, which results in no increase in the net loans receivable balance.

Both of these types of discounts are included in the definition of “Recorded Investment in a Receivable” per the FASB Codification Master Glossary, which states:

“The recorded investment in the receivable is the face amount increased or decreased by applicable accrued interest and unamortized premium, discount, finance charges, or acquisition costs, and may also reflect a previous direct write-down of the investment.”

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

Note 14, Fair Value – Fair Value on a Nonrecurring Basis, page F-33

10.	Please revise your table of assets measured at fair value on a nonrecurring basis to only include collateral dependent impaired loans since they are the only impaired loans measured at fair value.

Response: According to the definition of “Fair Value” per the FASB Codification Master Glossary, if there is no active market for the investment, and there is no market price available for similar investments, “a forecast of expected cash flows, discounted at a rate commensurate with the risk involved, may be used to estimate fair value.”

As these forecasts include unobservable inputs, non-collateral dependent loans that are valued at the net present value of expected future cash flows would be included in the level 3 section of our disclosure regarding the fair value of financial instruments. Based on the given FASB definition of fair value, the Company believes that it is proper to include non-collateral dependent impaired loans in addition to collateral-dependent loans in the disclosure.

Exhibit 23.5 Consent of Hutchinson and Bloodgood LLP

11.
We note the audit opinion is dated March 30, 2012. However, the consent of your auditor refers to an audit opinion dated March 31, 2012. Please ensure that the consent of your auditor includes the correct auditor opinion date.

Response: The S-1 contains as Exhibit 23.5 a current consent of Hutchinson and Bloodgood, LLP which refers to the correct date of its opinion.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

12.
Provide us with an accounting of all securities sold after March 3, 2011, including identifying all securities that are currently outstanding or have rolled over during the prior 12 months (we note that you supplementally provided us with an accounting of all securities sold between May 1, 2011 and May 15, 2012). In addition, please tell us the number of states in which securities were sold and the number of purchasers in each state.

Response: Set forth below is an accounting of all Notes sold under the registration statement from March 4, 2011 through May 15, 2012, the date the offering under the registration statement was terminated.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

Also set forth is an accounting of all Notes sold under the registration statement from May 1, 2011 through May 15, 2012. As it states in Item 14 below, the Company asserts that this latter time period is the applicable one.

Notes sold from March 4, 2011 through May 15, 2012:

•
From March 4, 2011 through May 15, 2012, the Company sold a total of 349 Class A Notes for a total of $14,255,983.63. These sales consisted of 82 new Notes, 11 additional investments in existing variable notes, and 256 Notes that were rolled over, meaning reinvested balances of maturing Notes.

•	$1,066,293.54 of the Notes sold from March 4, 2011 through May 15, 2012 had been repaid at May 15, 2012.

•	Thus, $13,189,690.09 of the Notes the Company sold from March 4, 2011 through May 15, 2012 were still outstanding as of May 15, 2012.

•	These Notes were sold in 13 different states as set forth in the following table.

State	Number of Purchasers	Aggregate Amount of Notes	Amount of Notes Both Sold and Repaid in Full
California	155	$10,178,078.11	$816,502.89
Colorado	5	136,223.63	-
Florida	1	25,609.22	25,609.22
Indiana	1	34,115.80	-
Minnesota	1	20,056.90	-
North Carolina	4	575,798.24	173,878.11
Ohio	4	2,133,320.64	-
Oregon	8	518,579,18	25,238.50
Pennsylvania	1	109,278.92	-
Rhode Island	1	100,000.00	-
Texas	1	94,417.80	-
Wisconsin	2	180,043.77	-
West Virginia	1	150,461.42	25,064.82
Total	185	$14,255,983.63	$1,066,293.54

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

Notes sold from May 1, 2011 through May 15, 2012:

—
From May 1, 2011 through May 15, 2012, the Company sold a total of 295 Class A Notes for a total of $11,948,382.90. These sales consisted of 66 new Notes, 7 additional investments in existing variable Notes, and 222 Notes that were rolled over.

—	$452,435.34 of the Notes sold from May 1, 2011 through May 15, 2012 had been repaid at May 15, 2012.

—	Thus, $11,495,947.56 of the Notes the Company sold from May 1, 2011 through May 15, 2012 were still outstanding as of May 15, 2012.

—	These Notes were sold in 12 different states as set forth in the following table.

State	Number of Purchasers	Aggregate Amount of Notes	Amount of Notes Both Sold and Repaid in Full
California	141	$8,682,761.47	$218,241.07
Colorado	3	104,363.23	-
Indiana	1	34,115.80	-
Minnesota	1	20,056.90	-
North Carolina	4	575,798.24	173,878.11
Ohio	3	1,731,113.07	-
Oregon	6	165,972.28	35,251.34
Pennsylvania	1	109,278.92	-
Rhode Island	1	100,000.00	1
Texas	1	94,417.80	-
Wisconsin	2	180,043.77	-
West Virginia	1	150,461.42	25,064.82
Total	165	$11,948,382.90	$452,435.34

13.
If you continued to use this registration statement more than 9 months after it went effective on June 3, 2010, please provide an analysis supporting your conclusion that the use of the prospectus was consistent with Rule 427 and that you updated your prospectus, as you undertook to do, per the undertakings included in your registration statement in answer to Item 512(a)(1)(i) of Regulation S-K.

Response: The Company continued to use the prospectus in the registration statement declared effective on June 3, 2010 until April 30, 2011. The Company did so in reliance on Section 10(a) and Rule 427.

The Company notes that Rule 427 states that there may be omitted from any prospectus used more than 9 months after the effective date of the registration statement any information previously required to be contained in the prospectus insofar as later information covering the same subjects, including the last available certified financial statement as of a date not more than 16 months prior to the use of the prospectus is contained therein.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

The prospectus in the registration statement declared effective June 3, 2010 included the Company’s certified financial statements for the year ended December 31, 2009.

Based on the foregoing and the Company’s response No. 14 below, the Company believes that the prospectus remained current, consistent under the provisions of Rule 427 and Section 10(a), until April 30, 2011.

The Company acknowledges its obligation under Item 512(a)(1)(i) of Regulation S-K and otherwise under 1933 Act and the Rules to keep the prospectus current as required by Section 10(a) of the Securities Act of 1933 (the “1933 Act”) during the time it sells the registered securities. To that end, the Company, in consultation with its independent legal counsel, updated the prospectus to include, among other things, its audited financial statements for the year ended December 31, 2010, as well as updated disclosure regarding the Company, its business, financial information and other disclosures throughout the prospectus. The Company filed its updated prospectus as a supplemental prospectus under Rule 424(b)(3) as it deems the updated information in the prospectus, as well as in the Company’s audited financial statements for the year ended December 31, 2010, did not reflect any facts or events which, individually, or together, represented a fundamental change in the information in the registration statement.

After filing its supplemental prospectus under 424(b)(3) on May 5, 2011, the Company used that prospectus in the offer and sale of the Class A Notes under the registration statement. Thus, all purchasers on and after May 4, 2011 through the termination of the offering on May 15, 2012 received the Company’s offering prospectus which included its audited financial statements and financial information which was no more than 16 months old, as well as other updated information.

The Company acknowledges that under Item 512(a)(1)(i) the Company undertook to file a post-effective amendment to its prior registration statement to include updated financial statements. The Company believed it complied with its undertaking by updating its prospectus through alternative means provided by Rule 424(b). The Company believed that the undertaking would not require it to do more than it would otherwise be required to do under the 1933 Act and Rules. The Company did so in good faith and with the full intention of meeting its obligations under the 1933 Act. The Company points out that the supplemental prospectus was timely filed under 424(b)(3), provided full updated financial and other disclosure, and was in the same form of the prospectus it could have and would have filed with a post-effective amendment. The fact is that the Company was in a position to and could have filed the supplemental prospectus by post-effective amendment rather than as a Section 424(b) supplement. The fact it didn’t do so does not diminish the substantive disclosure in the supplemental prospectus or the disclosure the Company provided potential investors in the Notes.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

We further note that in the context of Securities Act Forms, the SEC staff posted the following question and answer in its Compliance and Disclosure Interpretations dated August 11, 2010:

“Question 113.01

Q:           If a continuous offering under the Securities Act Rule 415 is registered on Form S-1, is a post-effective amendment required to be filed in order to satisfy the requirements of Securities Act Section 10(a)(3), to reflect fundamental changes or to disclose material changes in the plan of distribution?

A:           Yes.  A post-effective amendment is required in these circumstances pursuant to the issuer’s Item 512(a) undertakings.  Form S-1 does not provide for forward incorporation by reference of Exchange Act reports filed after the effective date of the registration statement.  Other changes to the information in the prospectus contained in the registration statement generally may be made by filing a prospectus supplement.”

We submit that the supplemental prospectus filed by the Company on May 5, 2011 did not reflect material changes in the offering or in the Company’s plan of distribution for the offering.  As a consequence, the changes reflected in the prospectus could be made by filing a prospectus supplement.

We further note for an offering that is not made as a shelf offering under Rule 415, Question 229.01 of the SEC Compliance and Disclosure Interpretations, dated February 27, 2012, provides that the undertaking in Item 512(a)(5)(ii) is required for all registration statements subject to Rule 430C.  Item 512(a)(5)(ii) provides that if the registrant is subject to Rule 430C, each prospectus  filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  The Company believed, therefore, that its filing of a supplemental prospectus pursuant to Rule 424(b)(3) provided an alternative method of updating its registration statement that satisfied the provisions of Item 512(a)(1)(B).  That section appears to excuse the filing of a post-effective amendment in certain instances if the information is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.  We believe, therefore, that the Company’s filing of a supplement to its prospectus pursuant to Rule 424(b)(3) materially complied with the undertakings it made to update its prospectus.

The Company also notes that each investor has access to its website through which an investor could receive copies of the Company’s current reports on Form 10-K and 10-Q, which website is referred to in the prospectus. Thus, the Company points out that irrespective of its compliance with its undertaking in the registration statement regarding post-effective amendments, purchasers of the Company’s Class A Notes at all times during the term of the offering received current disclosure, including financial information, in compliance with the requirements of both Section 10(a) and Rule 427.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

14.
Please address how you concluded that the prospectus used in this offering was compliant with Section 10(a) of the Securities Act of 1933 and the offers and sales made using that prospectus were done in compliance with Section 5 of the Securities Act of 1933.

Response: The Company notes that Section 10(a)(3) of the 1933 Act provides that when a prospectus is used more than 9 months after the effective date of a registration statement, the information therein shall be as of a date not more than 16 months prior to such use, so far as such information is known to the issuer of such prospectus and can be furnished by the issuer without reasonable effort or expense. Rule 424(b) provides that the Company may file a form of prospectus purporting to comply with Section 10 of the 1933 Act that reflects facts or events that constitute a substantive change or form in addition to the information set forth in the last form of the prospectus filed with the Commission under Rule 424(b)(3) or as part of the registration statement under the 1933 Act no later than the fifth business day after the date it is first used after effectiveness in connection with the offering or sales of the registered securities. The Company believes that its May 5, 2011 filing of its supplemental prospectus was permitted under Rule 424(b) and that such filing made a post-effective amendment filing of the supplemental prospectus unnecessary.

The Company believes that it was complying with the requirements of Section 10(a) by reason of its filing of a supplemental prospectus under Rule 424(b)(3) on May 5, 2011 and that it was in full compliance with the Act. The Company submits that:

—
The Company made a robust effort to comply with the registration requirements of the Act and that but for the method by which it filed the supplemental prospectus, it did meet the purposes, intent and requirements of the Act.

—
The Company did in fact file a supplemental prospectus required under 1933 Act, used the supplemental prospectus as required by the Act. The investors received the full, complete and updated disclosure required by the Act and were not harmed by the Company’s method of filing the supplemental prospectus.

—
The purpose and intent of the Act, i.e., the protection of investors through the requirement of current and complete disclosure of material information, were satisfied by the Company even if it filed the supplemental prospectus under the wrong form. Thus, the underlying purpose of the Act was not diminished or compromised by the Company’s method of filing the supplemental prospectus.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

The Company used the May 5, 2011 filed supplemental prospectus in its sale of securities from May 4, 2011 through April 30, 2012. The Company then attempted to file another supplemental prospectus for the purpose of updating the information in its prospectus, including its audited financial statements for the year ended December 31, 2011. This supplement was filed under Section 424(b) on May 8, 2012. Subsequently, on May 15, 2012, the Staff by telephonic communication advised the Company’s counsel that the Commission would not recognize this supplement as updating the prospectus for the purpose of Section 10(a). Upon learning of the Commission’s position, the Company promptly ceased sales of its Class A Notes under the registration statement and terminated the offering on May 15, 2012.

The Company does not agree or admit that it has violated the 1933 Act and it will vigorously defend its position. However, the Company wants to assure the Staff that its position does not in any way diminish its understanding of the seriousness of the issue or its respect for the Staff.

In demonstration of the Company’s concern and its intent that questions regarding its compliance with the 1933 Act or any other federal and state securities do not arise in the future, the Company has and will do the following:

•	The Company has engaged additional experienced securities law counsel to advise it in the present matter and in connection with its future filings with the SEC.

•	The Company will more closely monitor its SEC counsel to assure that it timely makes all necessary securities law filings in accordance with a previously revised and approved quarterly schedule.

•
The Company will require its securities counsel to provide to it quarterly written confirmation, executed by a law firm partner, as to whether or not all required securities law filings were made for the previous quarter.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 14, Subsequent Event, page F-28

15.
Please tell us all the details regarding the Loan Purchase Agreement entered into on May 15, 2012 and ensure your disclosure in future filings indicates whether the loans were sold at fair value and whether this was an arm’s length transaction.

Response: Set forth below are details regarding the Loan Purchase Agreement the Company entered into on May 15, 2012.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Mr. Michael F. Johnson, Staff Attorney
July 10, 2012

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The Company received a total of $2,425,000.00 from Trinity Pacific OC, LLC (“Trinity Pacific”) and Trinity Pacific Investments, LLC (“Trinity Investments”) for the purchase of two loans to the same borrower, which were collateralized by the same property.

—	Trinity Pacific purchased the loan collateralized by the first trust deed on the property, while Trinity Investments purchased the loan collateralized by the second trust deed on the property.

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Trinity Pacific and Trinity Investments are each unrelated third parties. Each prospective purchaser approached the Company with an unsolicited offer to purchase the loans. The Company negotiated the price and terms of the loan purchases on an arm’s length basis. The Company believes it sold the loans for their fair value.

—	The first loan had an unpaid principal balance of $2,071,820.67. The second loan had an unpaid principal balance of $725,699.23.

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The Company sold the first loan to Trinity Pacific at a discount. Because this loan was impaired, this discount was not amortized. The discount totaled $232,205.53 and was written off at the time of sale.

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The Company also carried two loans at a discount related to accrued interest added to these respective loans when they were previously restructured. These discounts were $40,355.40 and $35,345.93, respectively. Both discounts were written off at the time of sale.

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These two loans were considered impaired and collateral dependent and had specific loan loss reserves totaling $299,935.94. Due to the purchase price, the Company reversed $265,000 of these specific reserves against provision for loan loss expense to arrive at a final specific reserve of $34,935.94.

—	The Company applied the $29,777.00 of interest it received against the principal of the loans.

—	The remaining amount of the Company’s specific reserve of $34,935.94 was charged off when the loans were sold.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak
cc:	Billy M. Dodson, President Ministry Partners Investment Company, LLC